REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Associated Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Examination Report, in which (1) Associated Investment Services, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Associated Investment Services, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision] and (2) Associated Investment Services, Inc. stated that Associated Investment Services, Inc. met the identified exemption provision throughout the most recent fiscal year except as described in its exemption report.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year except as described in Associated Investment Services, Inc.'s exemption report. Associated Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Associated Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Wipfli LLP

Wipfli LLP
Lincolnshire, Illinois
March 26, 2024

Exemption Report

Associated Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year, except as described below:

Customer funds not promptly transmitted:

1st Quarter, 2023	Number of checks	Check amounts
Brokerage checks	0	$ -
1st Quarter Total	**0**	**$ -**

2nd Quarter, 2023	Number of checks	Check amounts
Brokerage checks	2	$ 200.00
2nd Quarter Total	**2**	**$ 200.00**

3rd Quarter, 2023	Number of checks	Check amounts
Brokerage checks	0	$ -
3rd Quarter Total	**0**	**$ -**

4th Quarter, 2023	Number of checks	Check amounts
Brokerage checks	0	$ -
4th Quarter Total	**0**	**$ -**

Full Year 2023	**2**	**$ 200.00**

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and referring securities transactions to other broker-dealers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

Customer funds not promptly transmitted:

1st Quarter, 2023	Number of checks	Check amounts
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
1st Quarter Total	**0**	**$ -**

2nd Quarter, 2023	Number of checks	Check amounts
Registered fixed annuity checks	0	$ -
Variable annuity checks	1	$ 233,277.82
2nd Quarter Total	**1**	**$ 233.277.82**

3rd Quarter, 2023	Number of checks	Check amounts
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
3rd Quarter Total	**0**	**$ -**

4th Quarter, 2023	Number of checks	Check amounts
Registered fixed annuity checks	0	$ -
Variable annuity checks	0	$ -
4th Quarter Total	**0**	**$ -**

Full Year 2023	**1**	**$ 233,277.82**

I, M. David Kuipers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *M. David Kuipers*   Date: March 20, 2024
Title: President and CEO